MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the ARTICLES OF ORGANIZATION (DOMESTIC L.L.C.)

for

CARROT PASS LLC

ID NUMBER: E55899

received by facsimile transmission on December 5, 2014 is hereby endorsed.

Filed on December 9, 2014 by the Administrator.

This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 9th day of December, 2014.

Alan J. Schefke, Director
Corporations, Securities & Commercial Licensing Bureau

Sent by Facsimile Transmission

CSCL/CD-700 (Rev. 01/14)

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS
CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU

Date Received	(FOR BUREAU USE ONLY)
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Name
Jeffrey A. Hoover, Esq., Howard & Howard Attorneys PLLC

Address
450 W. Fourth Street

City	State	ZIP Code
Royal Oak	MI	48067

EFFECTIVE DATE:

Document will be returned to the name and address you enter above.
If left blank, document will be returned to the registered office.

ARTICLES OF ORGANIZATION
For use by Domestic Limited Liability Companies
(Please read information and instructions on reverse side)

Pursuant to the provisions of Act 23, Public Acts of 1993, the undersigned executes the following Articles:

ARTICLE I

The name of the limited liability company is: CARROT PASS LLC

ARTICLE II

The purpose or purposes for which the limited liability company is formed is to engage in any activity within the purposes for which a limited liability company may be formed under the Limited Liability Company Act of Michigan.

ARTICLE III

The duration of the limited liability company if other than perpetual is: _____

ARTICLE IV

1. The name of the resident agent at the registered office is: _Michael Antaran_____

2. The street address of the location of the registered office is:

   25900 Pembroke   Huntington Woods   , Michigan   48070
   (Street Address)   (City)   (Zip Code)

3. The mailing address of the registered office if different than above:

   _____ , Michigan _____
   (P.O. Box or Street Address)   (City)   (Zip Code)

ARTICLE V (Insert any desired additional provision authorized by the Act; attach additional pages if needed.)

The business of this limited liability company is to be managed by or under the authority of a manager or managers.

See also ARTICLE VI attached hereto.

Signed this____5th____day of _____December_____ , 2014

By____[signature]_____
(Signature(s) of Organizer(s))
Jeffrey A. Hoover, Non-Member Organizer
(Type or Print Name(s) of Organizer(s))

ATTACHMENT TO ARTICLES OF ORGANIZATION

CARROT PASS LLC

ARTICLE VI

A Member of the Company shall not be personally liable to the Company or its Members for money damages for any action taken or any failure to take any action as a Member, except for liabilities for any of the following:

a.   The amount of a financial benefit received by a Member to which such Member is not entitled;

b.   A violation of Section 308 of the Michigan Limited Liability Company Act;

c.   A knowing violation of law; and

d.   For any acts or omissions occurring before the date that this Article is filed by the Michigan Department of Licensing and Regulatory Affairs.

If the Michigan Limited Liability Company Act is hereafter amended to further eliminate or limit the liability of a Member, then a Member or the Company (in addition to the circumstances in which a Member is not personally liable as set forth in the preceding paragraph) shall not be liable to the Company or its Members to the fullest extent permitted by the Michigan Limited Liability Company Act, as so amended. Any repeal or modification of this Article VI by the Members of the Company shall not adversely affect any right or protection of a Member of the Company existing at the time of such repeal or modification.

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